EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Independence Holding Company:

We consent to the incorporation by reference in the Registration Statements (No. 333-134424) on Form S-3 and (Nos. 33-23302, 333-117792, 333-118388 and 333-135070) on Form S-8 of Independence Holding Company (the "Company") of our reports dated March 15, 2007, with respect to (i) the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedules, and (ii) management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 Annual Report on Form 10-K of the Company. The aforementioned report with respect to the consolidated financial statements refers to the Company's adoption, in 2006, of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment", and SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

/s/ KPMG LLP

New York, New York
March 15, 2007